UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2017

Riverview Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	333-201017	38-3917371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3901 North Front Street, Harrisburg, Pennsylvania		17110
(Address of principal executive offices)		(Zip Code)

(717) 957-1297

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into Material Definitive Agreement

On April 20, 2017, Riverview Financial Corp. (“Riverview Financial”) issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CBT Financial Corp., a Pennsylvania corporation (“CBT Financial”) in a merger of equals transaction. Pursuant to the terms and conditions set forth in the Merger Agreement, CBT Financial will merge with and into Riverview Financial (the “Merger”), with Riverview Financial surviving, and CBT Bank, the wholly owned subsidiary of CBT Financial, will merge with and into Riverview Bank, with Riverview Bank surviving. The parties anticipate that the Merger will close in the fourth quarter of 2017.

At the effective time of the Merger, each share of CBT Financial’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 2.86 shares of common stock of Riverview Financial. Holders of CBT Financial Common Stock prior to the consummation of the Merger will own approximately 46% of Riverview Financial’s common stock outstanding immediately following the consummation of the Merger. The combined entity will have a board of 16 directors, with each party appointing 8 of those directors. For three years post-closing, the Chairman of the Board will be a CBT Financial appointee and the Vice Chairman of the Board will be a Riverview appointee. The Chief Executive Officer of the combined entity will be Kirk Fox, current Chief Executive Officer of Riverview Financial, the President will be Brett Fulk, current President of Riverview Financial, and the Chief Operating Officer will be Michael Bibak, current President and Chief Executive Officer of CBT Financial.

Consummation of the Merger is subject to customary closing conditions including, but not limited to, the absence of a material adverse change relating to CBT Financial or Riverview Financial, approval of the Merger by CBT Financial’s shareholders, approval by Riverview Financial’s shareholders of an amendment to its Articles of Incorporation to increase its authorized shares of common stock to 20 million and receipt of all required regulatory approvals.

CBT Financial may terminate the Merger Agreement under certain circumstances, including the good faith determination by its board of directors that it has received an unsolicited bona fide “superior proposal,” which remains a superior proposal after any proposed modification of the Merger Agreement, if any, by Riverview Financial. In addition, Riverview Financial may terminate the Agreement if CBT Financial receives a superior proposal for a transaction and CBT Financial does one of the following: enters into an agreement for the superior transaction, withdraws its recommendation or fails to recommend the Merger Agreement or delivers a final notice that it plans to accept the superior proposal. In connection with any such termination, CBT Financial must pay a termination fee of $2.2 million to Riverview Financial.

In addition, CBT Financial may terminate the Merger Agreement if the price of Riverview Financial common stock both (1) declines by more than 20% from its price on April 19, 2017 as compared to a 10 day trading period ending when all approvals and consents for the merger have been obtained and (2) declines by more than 20% when compared to the NASDAQ Bank Index using the same time periods, unless Riverview Financial adjusts the merger consideration to make up the difference, in which case CBT Financial will still be required to complete the Merger.

In connection with the Merger Agreement, the directors and executive officers of CBT Financial have entered into Voting Agreements pursuant to which they have agreed to vote an aggregate of 39,477 shares (representing approximately, 2.7% of the total outstanding shares of CBT Financial as of the date hereof) of CBT Financial’s common stock beneficially owned by them, and over which they have voting power, in favor of the Merger. In addition, Michael J. Bibak, President and Chief Executive Officer of CBT Financial, was offered an Employment Agreement with Riverview Financial, which would be effective only when the Merger closes, to become Chief Operating Officer of Riverview Financial.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. The form of Voting Agreement referred to in the prior paragraph was filed with the Merger Agreement as Exhibit B-1 thereto.

The Merger Agreement is not intended to provide any factual information about Riverview Financial, CBT Financial or their respective subsidiaries and affiliates to investors. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties as stated in the Merger Agreement, including being qualified by confidential disclosure schedules made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are, in some cases, subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors under applicable securities law standards of materiality. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Riverview Financial or CBT Financial.

The foregoing disclosure may include forward-looking statements, including statements about future results. Investors are cautioned that all forward-looking statements involve risks and uncertainty. These forward-looking statements include statements with respect to Riverview’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business. Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions generally indicate a forward-looking statement. These forward-looking statements involve risks and uncertainties that are subject to change based on various important economic, regulatory, legal and technological factors, among other, could cause Riverview’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements. Riverview cautions that the foregoing factors are not exclusive. Riverview does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Riverview.

Item 7.01	Regulation FD

Pursuant to Regulation FD, information is being attached as an Exhibit to this Current Report with respect to a presentation made available by Riverview Financial Corp. on April 20, 2017. This presentation provides an overview of Riverview’s strategy with respect to its merger with CBT Financial.

The presentation includes certain non-GAAP financial measures. The Company uses these adjusted performance measures in managing the business, including communications with its Board of Directors and employees, and believes that they provide users of this financial information with meaningful comparisons of operating performance between current results and results in prior periods. The Company believes that these non-GAAP financial measures are appropriate to enhance understanding of its past performance as well as prospects for its future performance. A reconciliation of these adjustments to the most directly comparable GAAP measures is included as the last page of the investor presentation, which was filed with this Form 8-K as Exhibit 99.2. These non-GAAP measures should not be considered in isolation or as a substitute for the most comparable GAAP measures. Non-GAAP financial measures utilized by the Company may not be comparable to non-GAAP financial measures used by other companies.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERVIEW FINANCIAL CORPORATION
(Registrant)

Dated: April 20, 2017	/s/ Kirk D. Fox
Kirk D. Fox
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated April 19, 2017

99.1	Press release, dated April 20, 2017.

99.2	Investor Presentation, dated April 20, 2017